SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S MAY TRAFFIC GROWS 17%

Ryanair's booked passenger and load factor statistics for May 2010 are as follows:

	May 09	May 10*	Increase	12 mth to May 10*
Passengers (m) [1]	5.51M	6.44M	+17%	68.3M
Load Factor [2]	81%	81%	0%	82%

1.   Represents the number of booked seats sold by Ryanair.

2.   Represents the number of passengers as a percentage of total seats available.

*May 2010 figures include up to 250,000 passengers who were booked to fly on flights which were cancelled due to the unnecessary closures of parts of EU airspace following the volcanic eruptions in Iceland.

Ends.                                                    Thursday, 3rd June 2010

For further information
Please contact:
Stephen McNamara                          Pauline McAlester
Ryanair Ltd                                       Murray Consultants
Tel: +383-1-8121212                         Tel. +383-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  03 June 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary